CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               September 20, 2016


VIA EDGAR CORRESPONDENCE FILING
-------------------------------

Karen Rossotto, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:    First Trust New Opportunities MLP & Energy Fund (the "Fund")
                          File Nos. 333-212884; 811-22902
             ------------------------------------------------------------


Dear Ms. Rossotto:

      We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of September 2, 2016. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

COVER PAGE

      1. IN INVESTMENT STRATEGY, THE DISCLOSURE STATES THAT "THE FUND MAY WRITE (OR SELL) COVERED CALL OPTIONS ON UP TO 35% OF ITS MANAGED ASSETS." THE FUND ALSO DISCLOSES THAT "[U]NDER NORMAL MARKET CONDITIONS, THE FUND INVESTS AT LEAST 85% OF ITS 'MANAGED ASSETS' IN EQUITY AND DEBT SECURITIES OF MLPS, MLP-RELATED ENTITIES AND OTHER ENERGY SECTOR AND ENERGY UTILITIES COMPANIES ... " ARE COVERED CALL OPTIONS INCLUDED WITHIN THIS 85% TEST? IF SO, PLEASE CONFIRM THAT COVERED CALL OPTIONS (AND ANY OTHER DERIVATIVES) ARE VALUED AT MARKET, AND NOT NOTIONAL, VALUE FOR PURPOSES OF DETERMINING COMPLIANCE WITH RULE 35D-1 OF THE INVESTMENT COMPANY ACT OF 1940.

      Response: Income generated from writing covered call options on the Fund's portfolio securities is not included within the above referenced 85% test. Typically, the market value of the Fund's covered call options is a nominal or negative amount, as the Fund generally writes options that are "out of the money".

PROSPECTUS SUMMARY
------------------

      2. AT THE TOP OF PAGE 4, IN INVESTMENT OPPORTUNITIES, THE DISCLOSURE REFERENCES "OTHER HIGH PAYOUT ENERGY SECTOR COMPANIES." IN THE FOLLOWING PARAGRAPH, IN INVESTMENT PHILOSOPHY AND PROCESS, INVESTMENT PHILOSOPHY, THERE IS A REFERENCE TO "A HIGH-PAYOUT RATIO." PLEASE CLARIFY IN THE DISCLOSURE THE MEANING OF A "HIGH PAYOUT COMPANY" AND "A HIGH PAYOUT RATIO."

      Response: The Investment Philosophy and Process--Investment Philosophy section has been revised to include the following clarification as to "high payout ratio":

      The Sub-Advisor evaluates the dividend payout ratio of companies in which it may invest, which provides how much money a company returns to its shareholders compared to how much money such company retains in order to reinvest in its growth, pay off its debt and/or build its cash reserves. A high-payout ratio indicates when a significant portion of dividends or distributions are paid by a company to its shareholders relative to such company's after tax free cash flow or net income.

The Prospectus has been further revised to indicate that a "high payout company" is a company with a high payout ratio.

      3. ALSO ON PAGE 4, IN THE THIRD PARAGRAPH OF INVESTMENT PHILOSOPHY AND PROCESS, THE DISCLOSURE STATES THAT "THE SUB-ADVISOR BELIEVES THE USE OF RIGOROUS INVESTMENT RESEARCH AND ANALYTICAL TOOLS, ALONG WITH CONSERVATIVE PORTFOLIO CONSTRUCTION USED TO IDENTIFY APPROPRIATE NON-CYCLICAL ENERGY SECTOR AND ENERGY UTILITIES COMPANY INVESTMENTS, PROVIDES A VALUE ADDED SERVICE TO THE INDIVIDUAL INVESTOR MAKING AN INVESTMENT IN THE COMMON SHARES OF THE FUND." GIVEN THE TYPES OF INVESTMENTS HELD BY THE FUND, PLEASE EXPLAIN TO US WHY THE USE OF THE PHRASE "CONSERVATIVE PORTFOLIO CONSTRUCTION" DOES NOT IMPROPERLY SUGGEST A PORTFOLIO OF LOWER RISK INVESTMENTS.

      Response: The above referenced disclosure has been revised to remove the term "conservative."

      4. ON PAGE 5, IN THE SECOND PARAGRAPH OF INVESTMENT OBJECTIVE AND POLICIES, PLEASE DESCRIBE HERE WHAT "I-SHARES" ARE.

      Response: Pursuant to your request, the above referenced paragraph has been revised to include a description of "I-Shares."

      5. ON PAGE 6, IN INVESTMENT OBJECTIVE AND POLICIES, IN THE FIRST BULLET, THE DISCLOSURE STATES THAT "THE FUND INVESTS AT LEAST 65% OF ITS MANAGED ASSETS IN EQUITY SECURITIES ISSUED BY ENERGY SECTOR MLPS AND ENERGY SECTOR AND ENERGY UTILITIES MLP-RELATED ENTITIES [EMPHASIS ADDED]." IN REGARD TO THE FUND'S INVESTMENT IN EQUITY SECURITIES, PLEASE DISCLOSE HERE THAT THE FUND INVESTS IN SMALL AND MID-CAPITALIZATION COMPANIES. PLEASE ALSO INCLUDE HERE THE DEFINITION OF "ENERGY SECTOR MLPS" AS DISCLOSED ON PAGE 7 OF THE STATEMENT OF INFORMATION,


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


IN THE FIRST SENTENCE OF THE SECOND PARAGRAPH OF THE SECTION ENERGY SECTOR COMPANIES.

      Response: Pursuant to your request, the above referenced section has been revised.

      6. ALSO IN THE FIRST BULLET ON PAGE 6, PLEASE EXPLAIN WHAT "SUBORDINATED UNITS OF MLPS" ARE.

      Response: Pursuant to your request, the above referenced bullet has been revised to include a description of subordinated units of MLPs.

      7. ON PAGE 7, IN THE LAST BULLET IN THIS SECTION, THE DISCLOSURE STATES THE "FUND MAY INVEST UP TO 30% OF ITS MANAGED ASSETS IN NON-U.S. SECURITIES." WILL THE FUND INVEST IN EMERGING MARKETS AS A PRINCIPAL INVESTMENT STRATEGY? IF SO, PLEASE DISCLOSE THIS, AS WELL AS HOW THE FUND DETERMINES IF A COUNTRY IS AN EMERGING MARKET COUNTRY.

      Response: The Fund does not invest in emerging markets as a principal investment strategy.

      8. ON PAGE 8, IN THE SECOND PARAGRAPH IN DISTRIBUTIONS, THE DISCLOSURE STATES THAT "A PORTION OF DISTRIBUTIONS THE FUND ANTICIPATES MAKING TO COMMON SHAREHOLDERS LIKELY WILL CONSIST OF A RETURN OF CAPITAL." PLEASE INSERT THE WORD "SIGNIFICANT" BEFORE "PORTION" SO THE DISCLOSURE IS SIMILAR TO THAT PROVIDED ON PAGE 11.


      Response: The above referenced disclosure has been revised in the applicable sections of the Prospectus to clarify that, "depending on market conditions and tax circumstances, in certain periods, such return of capital may represent a significant portion of the Fund's distributions."

      9. ON PAGE 9, IN HEDGING AND STRATEGIC TRANSACTIONS, PLEASE DISCLOSE THE SECURITIES THE FUND WILL USE WHEN ENGAGING IN STRATEGIC TRANSACTIONS. CONSIDER INCLUDING HERE SOME OF THE DISCLOSURE PROVIDED ON PAGES 21-22 OF THE STATEMENT OF ADDITIONAL INFORMATION UNDER STRATEGIC TRANSACTIONS. IN PARTICULAR, PLEASE DISCLOSE THE SPECIFIC TYPES OF DERIVATIVES THE FUND WILL USE AS A PRINCIPAL STRATEGY IN THESE TRANSACTIONS. PLEASE DISCLOSE CORRESPONDING RISKS OF THESE DERIVATIVES IN SPECIAL RISK CONSIDERATIONS.

      Response: The Fund confirms that each of the specific types of Strategic Transactions it may use as a principal strategy is currently disclosed in the above referenced section--i.e., writing covered call options and entering into interest rate swaps. The Prospectus currently includes corresponding risk disclosure for each of these transactions. The non-principally used Strategic Transactions have been disclosed in the Statement of Additional Information.

      10. ON PAGE 16, IN SPECIAL RISK CONSIDERATIONS, POTENTIAL CONFLICTS OF INTEREST RISK, OR AT AN APPROPRIATE PLACE WITHIN THE PROSPECTUS, PLEASE DISCLOSE THE CONFLICT OF INTEREST OF THE ADVISOR IN DETERMINING THE AMOUNT OF LEVERAGE THE FUND USES AS THE ADVISOR'S FEE IS BASED ON THE FUND'S MANAGED ASSETS, WHICH


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


INCLUDES THE PROCEEDS FROM LEVERAGE. PLEASE DISCLOSE THIS CONFLICT IN ADDITION TO THE DISCLOSURE PROVIDED IN THE PENULTIMATE PARAGRAPH ON PAGE 69 CONCERNING LEVERAGE AND THE FUND'S MANAGEMENT FEE.

      Response: Pursuant to your request, the following disclosure has been added as the fourth paragraph to "Special Risk Considerations - Potential Conflicts of Interest Risk":

      In addition, while the Fund is using leverage, the amount of the fees paid to the Advisor (and by the Advisor to the Sub-Advisor) for investment advisory and management services are higher than if the Fund did not use leverage because the fees paid are calculated based on Managed Assets, which include assets purchased with leverage. Therefore, the Advisor and the Sub-Advisor have a financial incentive to leverage the Fund, which creates a conflict of interest between the Advisor and the Sub-Advisor on the one hand and the Common Shareholders of the Fund on the other.

      11. ON PAGE 17, IN INVESTMENT CONCENTRATION RISK, THE DISCLOSURE STATES THAT "[T]HE FUND'S INVESTMENTS ARE CONCENTRATED IN THE GROUP OF INDUSTRIES THAT ARE PART OF THE ENERGY SECTOR." IN COMPLIANCE WITH ITEM 8.2.B (2) OF FORM N-2, WHICH REQUIRES REGISTRANTS TO DISCLOSE THE "IDENTITY OF ANY PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES IN WHICH THE REGISTRANT PROPOSES TO CONCENTRATE," AT AN APPROPRIATE PLACE WITHIN THE SUMMARY, PLEASE DISCLOSE THE FUND'S CONCENTRATION POLICY AS IT IS DISCLOSED ON PAGE 4 OF THE STATEMENT OF INFORMATION (I.E., PLEASE DISCLOSE THE SPECIFIC INDUSTRIES IN WHICH THE FUND IS CONCENTRATED).

      Response: Pursuant to your request, the Prospectus Summary has been revised to state the following:

      The Fund concentrates its assets in the following group of industries that are part of the energy sector: transporting, processing, storing, distributing, marketing, exploring, developing, managing and producing natural gas, natural gas liquids (including propane), crude oil, refined petroleum products, coal and electricity, and supplying products and services in support of pipelines, power transmission, petroleum and natural gas production, transportation and storage.

      12. IN SPECIAL RISK CONSIDERATIONS, WHICH BEGINS ON PAGE 14, PLEASE DISCLOSE THE RISKS ASSOCIATED WITH EXCHANGE-TRADED FUNDS AND OTHER "COLLECTIVE INVESTMENT VEHICLES," AND CONVERTIBLE SECURITIES, AS THESE ARE DISCLOSED IN THE SUMMARY AS PRINCIPAL INVESTMENTS OF THE FUND.

      Response: Pursuant to your request, the above referenced risk disclosures have been added to the Prospectus.

SUMMARY OF FUND EXPENSES
------------------------

      13. IN THE FEE TABLE, UNDER ANNUAL EXPENSES, IT DISCLOSES THAT THE FUND'S CURRENT INCOME TAX EXPENSE IS "10.01%." DEFERRED INCOME TAX EXPENSE IS DISCLOSED


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


AS "(10.01)%." PLEASE CONFIRM TO US THAT THIS IS CORRECT. PLEASE NOTE THAT THE FUND'S EXPENSES MUST REFLECT THE MOST RECENT FISCAL PERIOD AND THAT TAX EXPENSES MAY NOT BE USED TO REDUCE EXPENSES, OTHER THAN TAXES.

      Response: The Fund confirms that Current Income Tax Expense and Deferred Income Tax Expense, as disclosed, are correct for the most recent fiscal period, and will be updated, as applicable, in any Prospectus Supplement. In response to a request from the Commission's Staff Accountants, support for these line items has been enclosed to this letter. The Fund notes that tax expenses will not be used to reduce expenses, other than taxes.

      14. FOOTNOTE 1 TO THE EXAMPLE STATES THAT "[T]HIS EXAMPLE DOES NOT INCLUDE SALES LOAD OR ESTIMATED OFFERING COSTS." PLEASE SEE FORM N-2, ITEM 3 INSTRUCTION 11.C, WHICH STATES THAT THE EXAMPLE SHOULD "REFLECT ALL RECURRING AND NONRECURRING FEES INCLUDING UNDERWRITING DISCOUNTS AND COMMISSIONS." IN LIGHT OF THIS REQUIREMENT, PLEASE EXPLAIN TO US WHY THE EXAMPLE DOES NOT INCLUDE THESE COSTS.

      Response: Please note that underwriting discounts and commissions for the Shelf Registration Statement are not currently known and may vary depending upon the type of transaction used to offer and sell the Fund's Common Shares under the Shelf Registration Statement. As currently disclosed, the Fund will file a Prospectus Supplement to be used in connection with any sales of Common Shares that will set forth any applicable sales load and estimated offering expenses. As such, Footnote 1 to the Example will disclose such costs to Fund shareholders prior to an investment being made pursuant to the Shelf Registration Statement.

                      STATEMENT OF ADDITIONAL INFORMATION

      15. ON PAGE 37, THE DISCLOSURE STATES THAT "[W]ITH RESPECT TO SOME OF ITS DERIVATIVE POSITIONS, IF ANY, THE FUND MAY SEGREGATE AN AMOUNT OF CASH, CASH EQUIVALENTS OR LIQUID SECURITIES ON THE FUND'S RECORDS IN AN AMOUNT EQUAL TO THE FACE VALUE OF THOSE POSITIONS [EMPHASIS ADDED]." PLEASE REPLACE "MAY" WITH "WILL." ALSO, IMMEDIATELY FOLLOWING THE PHRASE "THOSE POSITIONS" PLEASE INSERT THE LANGUAGE "OR OTHERWISE IN ACCORDANCE WITH SEC STAFF GUIDANCE."

      Response: Pursuant to your request, the above referenced disclosure has been revised as follows: "[w]ith respect to some of its derivative positions, if any, the Fund will segregate or earmark an amount of cash, cash equivalents or liquid securities on the Fund's records in an amount equal to the face value of those positions or otherwise in accordance with SEC staff guidance."

                                * * * * * * * *


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


TANDY ACKNOWLEDGMENT

      In connection with the Fund's Registration Statement, the Fund acknowledges that:

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                * * * * * * * *

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.


                                        Very truly yours,

                                        CHAPMAN AND CUTLER LLP


                                        By: /s/ Walter L. Draney
                                            --------------------------------
                                                Walter L. Draney


Enclosures


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